

22007065

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-33980 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **06/30/21**  AND ENDING **06/30/22**

MM/DD/YY                                                      MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Chauner Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
**666 Dundee Road, Suite 903**

(No. and Street)

**Northbrook**                          **IL**                      **60062**

(City)                                          (State)           SEC Mail        (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

**Sarah Cyphers**        **847-509-8880 x2**        FEB 2 6 2022        sarah@chaunersecurities.com

(Name)                    (Area Code – Telephone Number)        (Email Address)

Washington DC

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Marcum, LLP**

(Name – if individual, state last, first, and middle name)

| 9 Parkway North, Suite 200 | Deerfield | IL | 60015 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 10/16/2003 | | 688 | |
| (Date of Registration with PCAOB)(If applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
| |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, <u>Sarah Cyphers</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Chauner Securities, Inc.</u>, as of <u>6/30</u>, 2<u>022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Compliance Officer

_____
Notary Public

COLLEEN J. QUINLISK SIAU
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 27, 2026

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Chauner Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Chauner Securities, Inc. (the "Company") as of June 30, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



**Marcum LLP** ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

**Supplemental Information**

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

*Marcum LLP*

Deerfield, IL
September 16, 2022

# CHAUNER SECURITIES, INC.
Northbrook, IL


## STATEMENT OF FINANCIAL CONDITION
June 30, 2022

### ASSETS

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 137,157 |
| Deposit with clearing broker-dealer | | 2,676 |
| Due from related party | | 2,749 |
| Mutual fund trail receivables | | 464 |
| Private placement receivables | | 31,250 |
| **Total Assets** | $ | 174,296 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities**

| | | |
|---|---|---|
| Due to related party | $ | 68,096 |
| Accounts payable | | 10,000 |
| **Total Liabilities** | | 78,096 |

**Stockholder's Equity**

| | | |
|---|---|---|
| Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding | | 10 |
| Additional paid in capital | | 9,990 |
| Retained earnings | | 86,200 |
| **Total Stockholder's Equity** | | 96,200 |
| **Total Liabilities and Stockholder's Equity** | $ | 174,296 |

# CHAUNER SECURITIES, INC.
Northbrook, IL

## STATEMENT OF INCOME
Year Ended June 30, 2022

| | | |
|---|---|---:|
| **REVENUES** | | |
| Private placements | $ | 1,548,200 |
| Mutual fund trails | | 30,661 |
| Other | | 2,638 |
| | | 1,581,499 |
| | | |
| **EXPENSES** | | |
| Commissions | | 1,311,244 |
| Administrative fees - related party | | 219,711 |
| Regulatory fees | | 23,323 |
| Legal and accounting fees | | 24,584 |
| Other | | 930 |
| | | 1,579,791 |
| | | |
| **Net Income** | $ | 1,708 |

The accompanying notes to financial statements are in integral part of these statements

# CHAUNER SECURITIES, INC.

Northbrook, IL

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended June 30, 2022

| | Common Stock | Additional Paid In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance, July 1, 2020 | $ 10 | $ 9,990 | $ 84,492 | $ 94,492 |
| Net Income | - | - | 1,708 | 1,708 |
| Balance, June 30, 2021 | $ 10 | $ 9,990 | $ 86,200 | $ 96,200 |

The accompanying notes to financial statements are in integral part of these statements

# CHAUNER SECURITIES, INC.
Northbrook, IL

## STATEMENT OF CASH FLOWS
Year Ended June 30, 2022

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Income | $ | 1,708 |
| | | |
| Adjustments to reconcile net income to net cash | | |
| used in operating activities: | | |
| Changes in assets and liabilities: | | |
| Due from related party | | (2,749) |
| Mutual fund trail receivables | | (464) |
| Private placement receivables | | (30,755) |
| Accounts payable | | 5,000 |
| Commissions payable | | (10,661) |
| Due to related party | | (89,325) |
| | | |
| Net cash used in operating activities | | (127,246) |
| | | |
| Cash and cash equivalents, beginning of year | | 264,403 |
| | | |
| Cash and cash equivalents, end of year | $ | 137,157 |

The accompanying notes to financial statements are in integral part of these statements

# CHAUNER SECURITIES, INC.
Northbrook, IL

## Notes to Financial Statements
Year Ended June 30, 2022

### Business Activity

Chauner Securities, Inc. (the "Company") is a registered security broker dealer. The Company is a non-carrying broker dealer with no client securities or funds physically held or under the control of the Company. The Company's primary business is the structuring and marketing of private real estate securities and their entities primarily located in the United States of America.

### Cash and Cash Equivalents

The Company recognizes cash equivalents with maturity dates of three months or less at the time of purchase as cash equivalents in the financial statements. Cash equivalents primarily consist of money market funds. Cash includes all cash balances deposited with local and national financial institutions.

### Revenue Recognition

Revenue from contracts with customers is recognized following a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition from Contracts with Customers

#### Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

## Private Placement Fees

The Company has a managing dealer agreement with select issuers in which services are provided by the Company to the issuer during the course of the private placement offering. These services include consulting on the structure of the offering and compliance matters as well as marketing support throughout the offering. The firm receives fees for these services which are related to each purchase of units/shares in the offering. This revenue is recognized by the firm as investors are admitted to the fund, typically on a bi-monthly basis depending on the closing schedule of the issuer.

## Mutual Fund Trails

The Company earns commissions and fees through providing services related to mutual funds. These fees are based on a fixed rate applied, as a percentage, to the net asset value of the fund. These fees are generally received monthly or quarterly while the customer holds the investment. As these trailing commissions are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized monthly when it is probable that a significant reversal will not occur.

## Disaggregation of Revenue

The Company's revenues on the Statement of Income are already disaggregated. Therefore, no further disaggregation is deemed necessary.

## Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2022, the Company's net capital and required net capital were $57,446 and $5,206, respectively. At June 30, 2022, the ratio of aggregate indebtedness to net capital was 1.36 to 1.

## Revenue Concentrations

Approximately 94% of the Company's revenue was received through two customers.

## Accounts Receivable Concentrations

Approximately 84% of the Company's accounts receivable was due from one customer.

# CHAUNER SECURITIES, INC.
Northbrook, IL

## Notes to Financial Statements
Year Ended June 30, 2022

## Related-Party Activity

The Company has entered into an agreement with a related entity to share office space and administrative services. Rent, office services and other overhead amounts are allocated based upon the agreement between the respective parties. The Company incurred a total of $209,711 for shared administrative expenses, which are displayed as administrative fees on the statement of income. The total amount due to the related entity was $68,096 at June 30, 2022.

## Income Taxes

For Federal and Illinois income taxes, the Company is subject to examination of tax returns for fiscal years ending after June 30, 2018.

## Contingencies

From time to time, the Company is subject to regulatory exams by FINRA and the SEC. The Company is currently subject to a cycle examination by FINRA, which is anticipated to be complete by the end of the calendar year 2022.

# CHAUNER SECURITIES, INC.
Northbrook, IL

Year Ended June 30, 2022

## SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

**Aggregate Indebtedness**

| | | |
|---|---|---|
| Due to related party | | 68,096 |
| Accounts payable | | 10,000 |
| Total Aggregate Indebtedness | $ | 78,096 |

**Computation of Basic Net Capital Requirement:**

| | | |
|---|---|---|
| Stockholder's equity | $ | 96,200 |
| Deductions: | | |
| Deposit with clearing broker-dealer | | 2,676 |
| Due from related party | | 2,749 |
| Mutual fund trail receivables | | 464 |
| Private placement receivables | | 31,250 |
| Haircuts on money market funds | | 1,615 |
| Net Capital | $ | 57,446 |
| | | |
| Minimum of $5,000 or 6 2/3% of Aggregate Indebtedness | $ | 5,206 |
| | | |
| Capital in excess of minimum requirement | $ | 52,240 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 1.36 to 1 |

There are no material differences between the proceeding
computation and the Company's corresponding unaudited Part II of
Form-X-17A-5 as of June 30, 2022, as amended on August 18, 2022.

## SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3
The Reserve Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds
or securities, and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release
No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5.

## SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
The Possession or Control Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold
customer funds or securities, and the Company's activities are limited to those contemplated by Footnote 74
of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5

See Report of Independent Registered Public Accounting Firm



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Chauner Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chauner Securities, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving trails and 12b-1 fees from sales of unregistered mutual funds; and (3) acting as managing broker dealer for private placement offerings including REITS. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Chauner Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chauner Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

*Marcum LLP*

Deerfield, IL
September 16, 2022

**CHAUNER SECURITIES, INC.**
**EXEMPTION REPORT**
**SEC Rule 17a-5**

August 15, 2022

To Whom It May Concern:

Chauner Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving trails and 12b-1 fees from sales of unregistered mutual funds (3) acting as managing broker dealer for private placement offerings including REITS, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signed:

Sarah Cyphers

Chief Compliance Officer